Exhibit 99.1

Jiayin Group Inc. Reports Fourth Quarter and Fiscal Year 20201 Unaudited Financial Results

-- Fourth Quarter Total Loan Origination Volume grew YoY6.5% to RMB3,088 million—

-- Fourth Quarter Net Income grew YoY258.8% to RMB81.1 million--

SHANGHAI, April 9, 2021 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Operational and Financial Highlights :

•	Loan origination volume[2] was RMB3,088 million (US$473.3 million), representing an increase of 6.5% from the same period of 2019.

•	Average borrowing amount per borrower was RMB 6,532(US $1,001), representing a decrease of 18.8% from the same period of 2019.

•	Repeat borrowing rate[3] was 70.4%, compared with repeat borrowing rate of 65.0% in the same period of 2019.

•	Net revenue was RMB340.3 million (US$52.2 million), representing a decrease of 3.5% from the same period of 2019.

•	Operating income was RMB52.9 million (US$8.1 million), compared with operating loss of RMB28.9 million in the same period of 2019.

•	Net income was RMB81.1 million (US$12.4 million), compared with net income of RMB22.6 million in the same period of 2019.

Full Year 2020 Operational and Financial Highlights:

•	Loan origination volume[2] was RMB11,552 million (US$1,770.4 million), representing a decrease of 39.4% from RMB19,053 million in 2019.

•	Average borrowing amount per borrower was RMB6,908 (US$1,059), representing a decrease of 17.4% from RMB8,364 in 2019.

•	Repeat borrowing rate[3] was 75.3%, compared with repeat borrowing rate of 48.0% in 2019.

•	Net revenue was RMB1,300.2 million (US$199.3 million), representing a decrease of 41.7% from RMB2,230.2 million in 2019.

[1]

The financial statements for the fourth quarter and full year ended December 31, 2020 herein the press release have not been audited or reviewed by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2020 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited and unreviewed financial statements.

[2]	“Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.
[3]	“Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

Exhibit 99.1

•	Operating income was RMB302.1 million (US$46.3 million), compared with operating income of RMB534.7 million in 2019.

•	Net income was RMB250.1 million (US$38.3 million), compared with net income of RMB527.2 million in 2019.

Mr. Yan Dinggui, the Founder, Director and Chief Executive Officer, commented: “We have successfully transformed our business into a dynamic finance technology company. In November 2020, the outstanding loan balance of our legacy P2P lending business was reduced to zero. With a sophisticated risk management platform and a laser-like focus on our business transformation, we were able to generate solid results in the fourth quarter. Net income of fourth quarter 2020 was RMB 81.1 million, an increase of 259% from a year ago. In light of evolving market dynamics and rapidly changing technologies, we will stay agile and prudent. We will make investments that will enable us to develop synergistic technologies and penetrate new markets.”

Fourth Quarter 2020 Financial Results

Net revenue was RMB340.3 million (US$52.2 million), representing a decrease of 3.5% from the same period of 2019.

Revenue from loan facilitation services was RMB291.3 million (US$44.6 million), representing an increase of 5.3% from the same period of 2019. The increase was primarily due to the increased loan origination volume from the institutional funding partners.

Revenue from post-origination services was RMB3.6 million (US$0.6 million), representing a decrease of 92.6% from the same period of 2019. The decrease was due to the lower outstanding loan balance funded by individual investors.

Other revenue was RMB45.4 million (US$7.0 million), representing an increase of 66.3% from the same period of 2019. The increase was primarily due to the growth of the Company's overseas lending business.

Origination and servicing expense was RMB64.9 million (US$9.9 million), representing a decrease of 17.1% from the same period of 2019, primarily due to the reduced collection costs as the Company no longer provides such services under its new business model.

Allowance for uncollectible accounts receivable, contract assets and loan receivables was RMB20.3 million (US$3.1 million), representing a decrease of 63.8% from the same period of 2019, primarily due to the overall decrease of loan origination volume, as well as the relatively lower credit risk of the new business model.

Sales and marketing expense was RMB117.5 million (US$18.0 million), representing a decrease of 11.3% from the same period of 2019, primarily due to lower customer acquisition expenses and the decrease in share-based compensation expenses.

Exhibit 99.1

General and administrative expense was RMB42.9 million (US$6.6 million), representing a decrease of 43.5% from 2019, primarily due to the decrease in share-based compensation expenses allocated to general and administrative expenses.

Research and development expense was RMB41.9 million (US$6.4 million), representing an increase of 8.5% from the same period of 2019, primarily due to the increase in salaries and personnel related expenses, as the Company continued to increase investments into technology development.

Income from operations was RMB52.9 million (US$8.1 million), compared with an operating loss of RMB28.9 million in the same period of 2019.

Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin was a gain of RMB117.0 million (US$17.9 million), compared with nil for the corresponding period in 2019. The gain in this quarter was primarily due to the waived contingent consideration payable of RMB117.0 million related to the disposal of Shanghai Caiyin Asset Management Co, Ltd. (“Shanghai Caiyin”).

Impairment of short-term investment was a loss of RMB32.6 million (US$5.0 million), compared with nil for the corresponding period in 2019. The loss in this quarter was primarily due to the estimated loss related to the convertible notes issued by Cornerstone Management, Inc. held by the Company.

Net income was RMB81.1 million (US$12.4 million), compared with net income of RMB22.6 million in the same period of 2019.

Cash and cash equivalents were RMB117.3 million (US$18.0 million) as of December 31, 2020, compared with RMB122.1 million as of December 31, 2019.

Full Year 2020 Financial Results

Net revenue was RMB1,300.2 million (US$199.3 million), representing a decrease of 41.7% from RMB2,230.2 million in 2019.

Revenue from loan facilitation services was RMB1,002.3 million (US$153.6 million), representing a decrease of 42.6% from 2019. The decrease was primarily due to the lower loan origination volume and the shift to institutional funding partners.

Revenue from post-origination services was RMB112.7 million (US$17.3 million), representing a decrease of 57.8% from 2019. The decrease was due to the lower outstanding loan balance funded by individual investors.

Other revenue was RMB185.1 million (US28.4 million), representing a decrease of 14.3% from 2019. The decrease was primarily due to the reduced service fees as the Company no longer provides the automated investment programs after the transition of the Company’s funding sources to institutional funding partners.

Exhibit 99.1

Origination and servicing expense was RMB239.2 million (US$36.7 million), representing a decrease of 43.8% from 2019, primarily due to the lower loan origination volume and reduced collection costs as the Company no longer provides such services under its new business model.

Allowance for uncollectible accounts receivable, contract assets and loan receivables was RMB77.3 million (US$11.8 million), representing a decrease of 67.6% from 2019, primarily due to the overall decrease of loan origination volume, as well as the relatively lower credit risk of the new business model.

Sales and marketing expense was RMB375.1 million (US$57.5 million), representing a decrease of 38.1% from 2019, primarily due to lower customer acquisition expenses and reduced advertising spending for promotional activities.

General and administrative expense was RMB155.0 million (US$23.8 million), representing a decrease of 30.8% from 2019, primarily due to the decrease in share-based compensation expenses and the decrease in salaries and personnel related costs, as well as other business-related expenses.

Research and development expense was RMB151.6 million (US$23.2 million), representing a decrease of 24.7% from 2019, primarily due to the decrease in share-based compensation expenses.

Income from operations was RMB302.1 million (US$46.3 million), compared with operating income of RMB534.7 million in 2019.

Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin was RMB117.0 million (US$17.9 million), compared with nil for the corresponding period in 2019. The gain was primarily due to the waived contingent consideration payable of RMB117.0 million related to the disposal of Shanghai Caiyin.

Impairment of short-term investment was a loss of RMB67.2 million (US$10.3 million), compared with nil for the corresponding period in 2019. The loss was primarily due to the estimated loss related to the convertible notes issued by Cornerstone Management, Inc. held by the Company.

Net income was RMB250.1 million (US$38.3 million), compared with net income of RMB527.2 million in 2019.

Conference Call

The Company will host a conference call to discuss its financial results on Friday, April 9, 2021 at 8:00 a.m. US. Eastern Time (8:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Exhibit 99.1

Participant Online Registration: http://apac.directeventreg.com/registration/event/8618727

A replay of the conference call may be accessed by phone at the following numbers until April 17, 2021. To access the replay, please reference the conference ID 8618727.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China		+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the Company’s investors relations website at  http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan

Exhibit 99.1

origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	122,149	117,320	17,980
Restricted cash	-	2,000	307
Amounts due from related parties[4]	130,722	542	83
Accounts receivable, net[4]	139,164	158,064	24,224
Loan receivables, net[4]	-	31,296	4,796
Short-term investment[4]	69,618	-	-
Prepaid expenses and other current assets	91,002	61,289	9,393
Deferred tax assets, net	68,292	40,935	6,274
Property and equipment, net	39,084	19,449	2,981
Right-of-use assets	37,215	6,926	1,061
Long-term investment	3,826	87,551	13,418
TOTAL ASSETS	701,072	525,372	80,517
LIABILITIES AND EQUITY
Payroll and welfare payable	48,524	58,288	8,933
Amounts due to related parties	872	8,785	1,346
Refund liabilities	180,104	-	-
Tax payables	179,421	279,383	42,817
Accrued expenses and other current liabilities	158,705	70,954	10,875
Other payable related to the disposal of Shanghai Caiyin	839,830	566,532	86,825
Lease liabilities	35,215	5,195	796
TOTAL LIABILITIES	1,442,671	989,137	151,592
SHAREHOLDERS' DEFICIT
Class A ordinary shares (US$ 0.000000005 par value; 100,100,000 shares issued and outstanding as of December 31, 2019 and 108,100,000 shares issued and outstanding as of December 31, 2020)[5]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 116,000,000 shares issued and outstanding as of December 31, 2019 and 108,000,000 shares issued and outstanding as of December 31, 2020)[5]	0	0	0
Additional paid-in capital	777,408	818,042	125,370
Accumulated deficit	(1,519,731)	(1,266,848)	(194,153)
Accumulated other comprehensive income (loss)	469	(12,817)	(1,964)
Total Jiayin Group Inc. shareholder's deficit	(741,854)	(461,623)	(70,747)
Non-controlling interests	255	(2,142)	(328)
TOTAL SHAREHOLDERS' DEFICIT	(741,599)	(463,765)	(71,075)
TOTAL LIABILITIES AND DEFICIT	701,072	525,372	80,517

[4]

The Company has adopted “ASC 326, Financial Instruments — Credit Losses” beginning January 1, 2020 . As of  now, the adoption of the new guidance did not have material impacts on the Company’s results of operations, financial condition or liquidity.

[5] The total shares authorized for both Class A and Class B are 10,000,000,000,000.

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB 1,107 and nil for 2019Q4 and 2020Q4, respectively)	352,455	340,335	52,159	2,230,176	1,300,160	199,258
Operating cost and expenses:
Origination and servicing	(78,333)	(64,859)	(9,940)	(425,565)	(239,199)	(36,659)
Allowance for uncollectible accounts receivable, contract assets and loan receivables	(56,025)	(20,307)	(3,112)	(232,241)	(77,278)	(11,843)
Sales and marketing	(132,434)	(117,479)	(18,004)	(606,049)	(375,063)	(57,481)
General and administrative	(75,923)	(42,865)	(6,569)	(230,248)	(154,963)	(23,749)
Research and development	(38,619)	(41,876)	(6,418)	(201,404)	(151,550)	(23,226)
Total operating cost and expenses	(381,334)	(287,386)	(44,043)	(1,695,507)	(998,053)	(152,958)
(Loss) income from operation	(28,879)	52,949	8,116	534,669	302,107	46,300
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	-	117,021	17,934	-	117,021	17,934
Impairment of short-term investment	-	(32,595)	(4,995)	-	(67,169)	(10,294)
Interest income (expense)	5,806	(11)	(2)	5,720	7,716	1,183
Other income (expense), net	2,634	748	115	23,425	6,711	1,029
Income before income taxes and income from investment in affiliates	(20,439)	138,112	21,168	563,814	366,386	56,152
Income tax benefit (expense)	42,616	(48,741)	(7,470)	(37,007)	(108,811)	(16,676)
Income (loss) from investment in affiliates	378	(8,222)	(1,260)	378	(7,509)	(1,151)
Net income	22,555	81,149	12,438	527,185	250,066	38,325
Less: net loss attributable to non- controlling interest shareholders	(487)	(4,472)	(685)	(562)	(2,817)	(432)
Net income attributable to Jiayin Group Inc.	23,042	85,621	13,123	527,747	252,883	38,757
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	216,100,000	216,100,000	210,409,863	216,100,000	216,100,000
Net income per share:
- Basic and diluted	0.10	0.40	0.06	2.51	1.17	0.18

Net income	22,555	81,149	12,438	527,185	250,066	38,325
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(10,305)	(8,489)	(1,301)	471	(13,366)	(2,048)
Comprehensive income	12,250	72,660	11,137	527,656	236,700	36,277
Comprehensive loss attributable to non-controlling interest	(487)	(6,516)	(999)	(560)	(2,897)	(444)
Total comprehensive income attributable to Jiayin Group Inc.	12,737	79,176	12,136	528,216	239,597	36,721